UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6 K
Report of Foreign Private Issuer
Pursuant to Rules 13a 16 or 15d 16 under
the Securities Exchange Act of 1934
Dated September 25, 2019
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20 F or Form 40 F.
Form 20 F Form 40 F
Indicate by check mark if the registrant is submitting the Form 6 K in paper as permitted by
Regulation S T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6 K in paper as permitted by
Regulation S T Rule 101(b)(7): _____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater” or “the Group” or “the Company”)
Sibanye-Stillwater enters Section 189 consultation with stakeholders at its Marikana operation and associated services

Johannesburg, 25 September 2019:
Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL)
advises that it will enter into consultation with relevant stakeholders in terms of
Section 189A (S189 process) of the Labour Relations Act, 66 of 1995 (LRA), regarding the restructuring of its Marikana operation and associated services (the “Marikana operation” (previously “Lonmin”)). This is pursuant to ongoing financial losses experienced at these operations with certain shafts having reached the end of their economic reserve lives. The restructuring will result in the rationalisation of overheads and the realisation of other synergies and efficiencies required to restore profitability and ensure the sustainability of the remaining shafts at the Marikana operations.
Through a formal Section 189 consultation process, the Company and affected stakeholders will together consider measures to avoid and mitigate possible retrenchments and seek alternatives to the potential cessation or downscaling of operations at the affected shafts and associated services.
The S189 process follows a detailed three month review of the Marikana operation, post the Lonmin acquisition becoming effective in June 2019. The review and planning process included the simulation of alternative scenarios to minimize job losses.
Subject to the completion of the S189 consultation, the following actions have been deemed necessary in order to ensure the sustainability of this operation:
•
Reducing and optimising the operational footprint including, inter-alia:
The cessation of operations at the East 1 (E1), West 1 (W1) and Hossy shafts and the open-cast operations. These shafts and operations are loss making and have reached the end of their economic reserve lives. Pending the outcome of the S189 process, it is proposed that these shafts will initially be placed on care and maintenance
Ameliorate associated cost at some of the Marikana shafts which have previously been placed on care and maintenance
Optimisation of downstream concentrators, smelter and refineries, including closure of the Eastern Platinum C-stream (EPC) and Rowland concentrator plants
Rightsizing of the related support services and overhead structures associated with the aforementioned shafts
•
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–
–
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Application of the Sibanye-Stillwater operating model to all mining and metallurgical processing units at the Marikana operation and the extension of existing Sibanye-
Stillwater services to improve efficiencies and achieve cost savings necessary for sustainability
Approximately 5,270 jobs (~3,904 employees and ~1,366 contractors) are expected to be lost due to the restructuring. As a result of an improved PGM commodity price environment the amount of job reductions is significantly less than previously communicated by
Lonmin in 2017, with inter-alia, a plan to access sustainable reserves with enhanced crew efficiencies at the 4Belt (4B) shaft complex, which was scheduled for closure, retaining approximately 2,700 employees and contractors.

Between 2017 and September 2019 the workforce at Lonmin reduced by approximately 5,944 employees (including contractors), from 32,512 to 26,568.
The six month moratorium on forced retrenchments imposed by the Competition commission
Appeal Court will lapse on 7 December 2019.
Neal Froneman, Chief Executive Officer of Sibanye-Stillwater, commented: “The proposed restructuring is contemplated to ensure the sustainability of the Marikana operation, which is not a going concern as an independent entity. Whilst the review process concluded that certain shafts, most of which were at the end of their operating lives, would be affected, other shafts which had previously been at risk such as 4B shaft, K3 mining into Siphumelele ground, Roland mining into MK2 ground as well as K4 concentrator, will continue to operate, thereby lessening potential job losses. Overall, the outcome will be a more sustainable business which is able to secure employment for the majority of the Marikana workforce for a much longer period“.
Since listing in 2013, Sibanye-Stillwater has, through steady growth, expanded its role in the South African mining industry. The Group currently employs over 88,000 people in South Africa, compared with 37,700 employees six years ago, and is one of the largest employers in the South African mining industry.”
Please refer to
https://soundcloud.com/user-155552468/section-189a-marikana
for a media sound clip by the spokesperson, James Wellsted.
Contacts:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements within the meaning of the “safe harbour”
provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “will”,
“would”, “expect”, “may”, “could” “believe”, “anticipate”, “target”, “estimate” and words of similar meaning. These forward-looking statements, including among others, those relating to our future business prospects, financial positions, ability to reduce debt leverage, business strategies, plans and objectives of management for future operations and the anticipated benefits and synergies of transactions, are necessarily estimates reflecting the best judgement of our senior management. Readers are cautioned not to place undue reliance on such statements. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the Group’s Annual Integrated Report and Annual Financial Report, published on 30 March 2018, and the Group’s Annual Report on Form
20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on 2 April 2018
(SEC File no. 001-35785). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise these forward-looking statements, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: September 25, 2019
By:
/s/ Charl Keyter
Name:
Charl Keyter

Title:
Chief Financial Officer